

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Mr. Robert E. Swanson
Chief Executive Officer
14 Philips Parkway
Montvale, NJ 07645

     Re: **Ridgewood Energy O Fund LLC**
            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed March 22, 2010
            Response Letter Dated July 12, 2010
            Response Letter Dated August 23, 2010
            Form 10-K/A for Fiscal Year Ended December 31, 2009
            Filed August 23, 2010
            File No. 000-51924

Dear Mr. Swanson:

     We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Mark C. Shannon
                Branch Chief